UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14850

Issuer: Diageo Capital plc

Exchange: New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Edinburgh Park, 5 Lochside Way

Edinburgh EH12 9DT, Scotland

Tel. No.: 011-44-(0)131-519-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

$600,000,000 5.500% notes due 2016

$1,000,000,000 1.500% notes due 2017

$1,250,000,000 5.750% notes due 2017

$650,000,000 1.125% notes due 2018

$200,000,000 4.850% notes due 2018

$696,000,000 4.828% notes due 2020

$1,350,000,000 2.625% notes due 2023

$600,000,000 5.875% notes due 2036

$500,000,000 3.875% notes due 2043

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Diageo Capital plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 3, 2016	By:	/s/ John Nicholls	Director
Date		Name	Title